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                              [ING USA LETTERHEAD]




June 28, 2005


BY EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0305
Attention:  Mr. Max A. Webb

    Re:  ING USA Annuity and Life Insurance Company
         Registration Statement on Form S-3 filed March 18, 2005, as amended by Amendment No. 1 filed on April 22, 2005 and Amendment No. 2 filed on May 17, 2005 (File No. 333-123457) (the "Registration Statement")
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Dear Mr. Webb:

Pursuant to our telephone conversation of June 16, 2005, the purpose of this letter is to inform you that ING USA Annuity and Life Insurance Company has not, and will not, issue notes or funding agreements under the Registration Statement paying interest based on one or more stock indexes or similar indexes as contemplated by the last bullet point under "Summary - Terms of the Notes - Interest Rate" of the Institutional Prospectus Supplement and as contemplated by the last bullet point under "Summary - Terms of the Notes - Interest Rate" of the Retail Prospectus Supplement.


Very truly yours,

/s/ Eric G. Banta
---------------------
Eric G. Banta
Counsel


cc:  Messeret Nega (Securities and Exchange Commission)
     Russell Craig (ING USA Annuity and Life Insurance Company)
     Perry Shwachman (Sidley Austin Brown & Wood LLP)
     Anthony J. Ribaudo (Sidley Austin Brown & Wood LLP)
     Jeff Delaney (Pillsbury Winthrop Shaw Pittman LLP)